December 10, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Draft Registration Statement on Form F-1
Submitted September 30, 2021
CIK No. 0001875016

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 27, 2021 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced draft registration statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1 submitted September 30, 2021

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We respectfully advise the Staff that we have disclosed the above statements prominently on the prospectus cover page of the Revised F-1 and provided a cross-reference to our detailed discussion of risks facing the company and the offering.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We respectfully advise the Staff that we have disclosed the above statements prominently on the prospectus cover page of the Revised F-1 and provided a cross-reference to our detailed discussion of risks facing the company and the offering.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: We respectfully advise the Staff that we have disclosed the above statements on the prospectus cover page of the Revised F-1 and in the prospectus summary.

Prospectus Summary, page 2

4.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We respectfully advise the Staff that we added the relevant disclosure on pages 4-6 of the Revised F-1 and also under the heading “PRC Approvals” and we also added the relevant risk factor on page 25 of the Revised F-1 under the heading “Risks Related to Conducting Operations in PRC — The approval of the CSRC or other Chinese regulatory agencies may be required in connection with this offering under Chinese law”.

5.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date.

Response: We respectfully advise the Staff that we added the relevant disclosure on pages 7-9 of the Revised F-1 under the heading “Organizational structure and cash flow” and “Dividends and other distributions”.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Please also disclose that in June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 5 of the Revised F-1. We respectfully advise the Staff that we have also added the risk factors on pages 35-36 of the Revised F-1 under the heading “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In addition, in June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years”.

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Summary of Risks Affecting our Company, page 4

7.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 4 of the Revised F-1. We respectfully advise the Staff that we have also added the risk factors on pages 24-25 of the Revised F-1.

Implications of Being an Emerging Growth Company, page 7

8.	Please revise your disclosure to clarify whether your company will elect to take advantage of complying with any new or revised financial accounting standards until such date that a private company is required to comply.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 11 of the Revised F-1. It is respectfully submitted that as we prepare our financial statements in accordance with IFRS and the extend transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended,, or the Securities Act, for complying with new or revised accounting standards only applies to companies preparing financial statements under U.S.GAAP, we are unable to take advantage of the aforementioned provision.

Risk Factors, page 9

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 4 of the Revised F-1. We respectfully advise the Staff that we have also added the risk factors on pages 24-25 of the Revised F-1.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 4-6 of the Revised F-1. We respectfully advise the Staff that we have also added the risk factors on pages 25-26 of the Revised F-1.

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Use of Proceeds, page 35

11.	We note the intended allocation of proceeds here and the plans described on page 3. Considering that your fee table indicates you intend to raise $15 million in this offering, expand to clarify whether the proceeds from this offering will be sufficient to accomplish each purpose or whether you will require additional capital. If you will need additional funds, describe what other sources are available to you.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 45 of the Revised F-1.

Well-established relationship with customers and diversified customer base, page 73

12.	Please disclose the amount of the investment in the bicycle assemble house.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 86 of the Revised F-1.

Customers, page 84

13.	We note the reference on page 45 to “Revenue from contracts with customers” and the disclosure on page F-44 about Customers A, B and C. Please expand the disclosure on page 84 to clarify whether you have agreements with the three customers and, if applicable, disclose the material terms of the agreements. Also, tell us why the agreements have not been filed as exhibits.

Response: We respectfully submit that the Company does not have formal contracts or agreements with its customers. Sales terms and arrangements are made through purchase orders from the customers and accepted by the Company. We advise the Staff that we have also added the relevant disclosure on page 97 of the Revised F-1.

Related Party Transactions, page 110

14.	Please update the disclosure to be as of the most recent practicable date.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 123 and 124 of the Revised F-1.

Financial Statements, page F-1

15.	Please update the financial statements in accordance with Item 8.A.5 of Form 20-F.

Response: We respectfully submit that the Company has updated the financial statements in accordance with Item 8.A.5 of Form 20-F by incorporating the consolidated financial statements as of and for the six months period ended June 30, 2021 into the Revised Draft Registration Statement.

Exhibit Index, page II-4

16.	Please file as an exhibit the consent of Frost & Sullivan. In this regard, we note the disclosure on page 2 about the industry report of Frost & Sullivan commissioned by the company.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages II-4 on the Exhibit Index of the Revised F-1.

17.	Please ensure that the registrant files as exhibits the opinions of counsel mentioned on page 122.

Response: In response to the Staff’s comment, we respectfully submit that the opinions of counsel mentioned on page 122 will be filed in our next live filing.

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Please contact the undersigned at +852 3923 1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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